FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                        For the Month of September, 2007


                        Oxford Investments Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)






     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         Form 20-F ____X_______                   Form 40-F  ________


[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.]


           Yes ________                       No ___X____



[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ---------]

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.      Document
---      --------

1. Press Release dated September 17, 2007 "Oxford Investments Holdings Inc. Announces its Annual General Meeting Date."

2.   Management Information Circular (including Notice of Meeting);

3.   Form of Proxy

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            OXFORD INVESTMENTS HOLDINGS INC.


 Date: September 18, 2007                   By:  /S/Michael Donaghy
                                               ---------------------
                                            Michael Donaghy, President and Chief
                                            Executive Officer









                        Oxford Investments Holdings Inc.
                            1315 Lawrence Avenue East
                                    Suite 520
                            Toronto, Ontario M3A 3R3

                              FOR IMMEDIATE RELEASE

Oxford Investments Holdings Inc. Announces its Annual General Meeting Date

TORONTO,  ON. - September 17, 2007 - Oxford  Investments  Holdings Inc.  (OTCBB:
OXIHF) is pleased to announce that it will hold its 2007 Annual General Meeting on Friday, November 16, 2007, at 11:00 a.m. at its head office at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario.

The matters to be considered and voted on at the meeting include:

o    the election of directors;
o    reappointment of the Company's auditors;
o the receipt of the Company's financial statements together with the report of the auditors thereon;
o an increase in the number of Common Shares available for issuance under the Company's Stock Option Plan; and
o    any other business that may properly come before the Meeting.

All explanatory and voting materials together with the financial statements for the year ended 31 December 2006 will be mailed to shareholders during the week of September 17, 2005.

About Oxford Investments Holdings Inc.

Oxford Investments Holdings Inc. is now establishing itself as a leading online payment solutions Company. The Company is concentrating its business around its "FocusKard" suite of products. The FocusKard suite provides a comprehensive card payment solution meshed with a user-friendly e-wallet for e-commerce businesses.

For further information, please visit Oxford Investments Holdings website at www.oxsof.com or AGORACOM's Oxford Investor Relations Hub at www.agoracom.com/IR/Oxford, or call Michael Donaghy at 1-800-293-4871 or email OXIHF@agoracom.com.


FORWARD LOOKING STATEMENTS DISCLAIMER:

Statements in this press release, which are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with product liability and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on suppliers, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

This release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be a sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the laws of any such jurisdiction. This press release was accurate at the time it was issued but may not reflect the Company's current strategy or product offerings.

                        OXFORD INVESTMENTS HOLDINGS INC.



                      NOTICE OF ANNUAL AND SPECIAL MEETING
                               OF SHAREHOLDERS AND
                         MANAGEMENT INFORMATION CIRCULAR





                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


                         TO BE HELD ON NOVEMBER 16, 2007





                               September 17, 2007













        These materials require your immediate attention. Should you not understand the contents of this document, please consult your professional advisors.

                        OXFORD INVESTMENTS HOLDINGS INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Oxford Investments Holdings Inc. (the "Corporation"), will be held at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, at 11:00 a.m. (Toronto time), on Friday, November 16, 2007 (the "Meeting") for the following purposes:

1. TO RECEIVE the financial statements of the Corporation for the year ended December 31, 2006, together with the report of the auditors thereon;

2.   TO ELECT members of the Board of Directors of the Corporation;

3. TO APPOINT auditors and authorize the Board of Directors of the Corporation to fix the remuneration of the auditors;

4. TO AUTHORIZE AN INCREASE in the number of Common Shares available for issuance under the Corporation's Stock Option Plan; and

5. TO TRANSACT such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A shareholder of the Corporation wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his or her duly executed form of proxy not later than 5:00 p.m. (Toronto time) on November 14, 2007 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting, at the offices of the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3, Attention: Mr. Thomas Sheppard, Secretary, or by fax at (416) 510-2451. In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. A form of proxy solicited by management of the Corporation in respect of the Meeting is enclosed herewith. Shareholders of the Corporation who are unable to be present personally at the Meeting are requested to complete, sign and return such form of proxy.

Only holders of shares of the Corporation of record at the close of business on October 17, 2007 will be entitled to vote at the Meeting, except to the extent that a person has transferred any of such units after that date and the transferee of such shares establishes proper ownership and requests, not later than ten (10) days before the Meeting, that his or her name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 17th day of September, 2007.

                                              BY ORDER OF THE BOARD OF DIRECTORS


                                              THOMAS SHEPPARD
                                              Secretary

                                      INDEX

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS                           i

MANAGEMENT INFORMATION CIRCULAR................................................1


MANAGEMENT SOLICITATION........................................................1


   Voting of Shares Represented by Management Proxies..........................1


   Appointment and Revocation of Proxies.......................................2


AUTHORIZED CAPITAL AND PRINCIPAL HOLDERS THEREOF...............................2


QUORUM FOR MEETING.............................................................2


QUESTIONS AND ANSWERS ON PROXY VOTING..........................................3


ELECTION OF DIRECTORS..........................................................5


   Nominees for Appointment....................................................5


   Compensation of Members of the Board of Directors...........................6



COMPENSATION OF EXECUTIVE OFFICERS.............................................7


   Summary Compensation Table..................................................7



   Share Option Plan, Grants and Exercises.....................................7



   Employment Contracts........................................................8


INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS...............................8


STOCK OPTION PLAN..............................................................9



APPOINTMENT OF AUDITORS........................................................9


ADDITIONAL INFORMATION.........................................................9



CERTIFICATE...................................................................10

                        OXFORD INVESTMENTS HOLDINGS INC.


                         MANAGEMENT INFORMATION CIRCULAR

                             MANAGEMENT SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by management and the Board of Directors of Oxford Investments Holdings Inc. (the "Corporation") for use at the Meeting, or any adjournment thereof, of the shareholders of the Corporation to be held at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, at 11:00 a.m. (Toronto time) on Friday, November 16, 2007 for the purposes set forth in the attached Notice of Meeting. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by individual directors of the Corporation ("Directors") or by officers and/or other employees of the Corporation. The cost of solicitation, if any, will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of September 17, 2007.

Enclosed with this information circular and the attached Notice of Meeting is a form of proxy for use in connection with the Meeting. In addition to the technical description of the voting and proxy requirements and procedures described under the headings "Management Solicitation" and "Authorized Capital and Principal Holders Thereof", various common questions, and answers to such questions, on proxy voting are set out below under the heading "Questions and Answers on Proxy Voting".

Voting of Shares Represented by Management Proxies

The form of proxy forwarded to shareholders with the Notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. The form of proxy affords the shareholder an opportunity to specify that the common shares of the Corporation ("Shares") registered in his or her name are to be voted or withheld from voting in respect of the election of Directors and the appointment of auditors.

On any ballot that may be called for, the Shares represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of Directors and the appointment of auditors in accordance with the specifications made by shareholders in the manner referred to above.

In respect of proxies in which shareholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of Directors and the appointment of auditors, the Shares represented by proxies in favour of management nominees will be voted in favour of the election of the Directors listed in this information circular and the appointment of auditors.

The Directors know of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to the Directors should properly come before the Meeting, the Shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are officers of the Corporation. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees and returning the completed proxy to the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3, or by fax to
(416) 510-2451, Attention: Thomas Sheppard, at any time up to and including 5:00 p.m. (Toronto time) on November 14, 2007.

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited with the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3 or by fax to (416) 510-2451 at any time up to and including the second business day preceding the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the date of the Meeting or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

                AUTHORIZED CAPITAL AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Shares, of which 34,829,643 Shares are issued and outstanding as of September 14, 2007.

Pursuant to the Articles of Incorporation of the Corporation each Share represents an equal interest in the Corporation with all other outstanding Shares and all Shares outstanding from time to time entitling their holders to participate pro rata in any dividends granted by the Corporation and, in the event of termination of the Corporation, in the net worth of the Corporation. The Shares are listed for trading on the Over the Counter Bulletin Board ("OTCBB") in the United States under the trading symbol "OXIHF". The Corporation is incorporated under the laws of Ontario, Canada.

The holders of Shares are entitled to notice of and to attend all meetings of shareholders of the Corporation. Each Share entitles its holder to one vote at all such meetings of shareholders of the Corporation.

Only holders of Shares of record at the close of business on the Record Date are entitled to vote at the Meeting, except to the extent that a holder has transferred any of their Shares after the Record Date and the transferee of such Shares establishes proper ownership and demands, not later than ten days before the Meeting, that his or her name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his or her Shares at the Meeting.

To the knowledge of the Directors, Michael Donaghy beneficially owns or exercises control or discretion over more than 10% of the Shares.

                               QUORUM FOR MEETING

A majority of the shareholders of the Corporation represented in person or by proxy will constitute a quorum for the Meeting or any adjournment thereof.

                      QUESTIONS AND ANSWERS ON PROXY VOTING

Q.   What am I voting on?

A. Shareholders are voting to receive the Corporation's financial statements for the year ending December 31, 2006, to authorize an increase in the number of Common Shares available for issuance under the Corporation's Stock Option Plan, the election of Directors for the coming year and the appointment of auditors.

Q:   Who is entitled to vote?

A: Shareholders as of the close of business on October 17, 2007 (the "Record Date") are entitled to vote. Each Share entitles the holder to one (1) vote on those items of business identified in the Notice of Meeting. If you acquired your Shares after the Record Date, please refer to the answer to the question "What if ownership of Shares has been transferred after the Record Date?" to determine how you may vote such Shares.

Q:   How do I vote?

A: There are two (2) ways you can vote your Shares if you are a registered shareholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your Shares at the Meeting. If your Shares are held in the name of a nominee, please refer to the answer to the question "If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?" to determine how you may vote your Shares.

Q:   What if I plan to attend the Meeting and vote in person?

A: If you are a registered shareholder and plan to attend the Meeting and wish to vote your Shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the Corporation upon arrival at the Meeting. If your Shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question "If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?" for voting instructions.

Q:   Who is soliciting my proxy?

A: The enclosed form of proxy is being solicited by management of the Corporation and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by the Directors or by officers and/or employees of the Corporation.

Q:   What if I sign the form of proxy enclosed with this circular?

A: Signing the enclosed form of proxy gives authority to Michael Donaghy, the President of the Corporation or Thomas Sheppard, the Secretary of the Corporation, or to another person you have appointed, to vote your Shares at the Meeting.

Q:   Can I appoint someone other than these representatives to vote my Shares?

A: Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of the Corporation.

Q:   What do I do with my completed proxy?

A: Return it to the Corporation head office at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario M3A 3R3 by mail, or by fax to (416) 510-2451,
     Attention: Mr. Thomas Sheppard, so that it arrives no later than 5:00 p.m. (Toronto time) on November 14, 2007. This will ensure that your vote is recorded.

Q:   If I change my mind, can I take back my proxy once I have given it?

A: Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the Corporation as described above (please see "What do I do with my completed proxy?") or to the Chairman on the day of the Meeting or any adjournment of the Meeting, prior to the time of voting.

Q:   How will my Shares be voted if I give my proxy?

A: The persons named on the form of proxy must vote for or withhold from voting your Shares in accordance with your directions. In the absence of such directions, however, your Shares will be voted in the discretion of the proxyholder. If the proxyholder is management's representatives, your Shares will be voted in favour of the election of Directors and the appointment of auditors.

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q:   How many Shares are entitled to vote?

A: Each registered shareholder has one vote for each Share held at the close of business on the Record Date. As of September 14, 2007 there are 34,829,643 shares outstanding.

Q:   What if ownership of Shares has been transferred after the Record Date?

A: The person who acquired such Shares after the Record Date must produce properly endorsed Share certificates or otherwise establish that he or she owns the Shares and must ask the Corporation no later than 5:00 p.m. (Toronto time) on November 14, 2007 that his or her name be included in the list of shareholders before the Meeting in order to be entitled to vote these Shares at the Meeting.

Q:   How will the votes be counted?

A: Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q:   Who counts the votes?

A:   The Corporation counts and tabulates the proxies.

Q: If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?

A: There are two (2) ways you can vote your Shares held by your nominee. Unless you have previously informed your nominee that you do not wish to receive material relating to the Meeting, you will have received this circular from your nominee together with a request for voting instructions for the number of Shares you hold.

     For your Shares to be voted for you, please follow the voting instructions provided by your nominee. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

     Since the Corporation does not have access to the names of its non-registered shareholders, if you attend the Meeting, the Corporation will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form by following the signing and return instructions provided by your nominee. By doing so, you are instructing your nominee to appoint yourself as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Please register with the Corporation upon arrival at the Meeting.

                              ELECTION OF DIRECTORS

Pursuant to the Articles of Incorporation, there are to be no fewer than one (1) nor more than ten (10) Directors.

Nominees for Appointment

The present term of office of each Director will expire immediately prior to the election of Directors at the Meeting. It is proposed that the person whose name appears below be elected as a Director to serve until the close of the next annual meeting of shareholders or until his successor is elected. It is intended that on any ballot that may be called for the election of Directors, the Shares represented by proxies in favour of management nominee will be voted in favour of the election of such person as Director, unless a shareholder has specified in his or her proxy that his or her Shares are to be withheld from voting in the election of a Director. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority will be exercised to vote the Shares represented by proxies (other than those instructing that they be withheld from voting) for the election of such other person or persons as is determined in accordance with the best judgment of the Directors.

---------------------------------------------------------------------------------------------------------------------
                                                                                                Shares Beneficially
                                                                                                Owned, Directly or
                                                                                                  Indirectly, or
    Name and Municipality                                                                          Controlled Or
         of Residence                                                Period of Service as a       Directed, as at
                                  Present Principal Occupation               Member                July 28, 2006
---------------------------------------------------------------------------------------------------------------------
Michael Donaghy                President, CEO and a Director of    Since November 14, 2000           8,300,000
Toronto, Ontario               Oxford Investments Holdings Inc.
---------------------------------------------------------------------------------------------------------------------
Hon. Doug Lewis                Partner in Private Law Practice     Since March 28, 2007               500,000
Orillia, Ontario
---------------------------------------------------------------------------------------------------------------------
Paul Bilewicz                  Owner of  Resort                    Since April 24, 2007                  0
Collingwood, Ontario
---------------------------------------------------------------------------------------------------------------------

Michael Donaghy, President, CEO and a Director. Mr. Donaghy has been the Corporation's President, CEO and a Director since November 14, 2000.

Mr. Donaghy own beneficially or exercises control or direction over 9,800,000 Shares, or approximately 28.14% of the outstanding Shares, as at the Record Date.

Hon. Doug Lewis, Director. Mr. Lewis has been associated with the Corporation since its inception providing legal and business advice. He was appointed as a Director of the Corporation on March 28, 2007.

Mr. Lewis owns beneficially or exercises control or direction over 500,000 Shares, or approximately 1.4% of the outstanding Shares, as at the Record Date.

Paul Bilewicz, Director. Mr. Bilewicz was appointed as a Director of the Corporation on April 24, 2007.

Mr. Bilewicz does not own or exercise control or direction over any Shares.

Compensation of Members of the Board of Directors

The Director is not paid an annual fee nor a fee per meeting of the board of directors. Such member is reimbursed for his expenses in connection with attending meetings of the board of directors and related business expenses. Mr. Donaghy is reimbursed to a maximum of US$650 for automobile expenses incurred in connection with the business. These expenses are paid by the Corporation.

The Board Members are not paid an annual fee, but are compensated US$1000 per meeting of the board of directors. There is no further reimbursement for expenses incurred.

There is also no annual fee paid to the Chairman of meetings.



                       COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation paid during the 2006, 2004, 2003, 2002 and 2001 financial years to the President and Chief Executive Officer and, if applicable, the four (4) most highly compensated executive officers other than the President and Chief Executive Officer (collectively, the "Named
Executive Officers") of the Corporation during such years.

 --------------------------------------------------------------------------------------------------------------------
                                            Annual Compensation              Long Term Compensation
                                     ---------------------------------------------------------------------
                                                                            Awards           Payouts
 --------------------------------------------------------------------------------------------------------------------

                                                               Other      Securities
                                                              Compen-   Under Options/ Restricted  LTIP     All Other
 Name                          Year      Salary      Bonus    sation     SARs Granted    Shares   Payouts    Compen-
                                          ($)         ($)       ($)         (#)          ($)       ($)      sation
 --------------------------------------------------------------------------------------------------------------------

 Michael Donaghy               2006    US$125,000     Nil       N/A         N/A          Nil       Nil       Nil
 President, CEO, Treasurer     2005    US$125,000     Nil       N/A         N/A          Nil       Nil       Nil
 and Director                  2004    US$125,000     Nil       N/A         N/A          Nil       Nil       Nil
                               2003    US$125,000     Nil       N/A         N/A          Nil       Nil       Nil
                               2002    US$125,000     Nil       N/A         N/A          Nil       Nil       Nil
                               2001    US$78,500      Nil       N/A         N/A          Nil       Nil       Nil

 --------------------------------------------------------------------------------------------------------------------


Share Option Plan, Grants and Exercises

     At  the  Company's  2006  Annual  Meeting,   the  shareholders   adopted  a
Non-Qualified  Stock Option Plan for the Company (the "Stock  Option  Plan").  A
total of up to ten percent (10%) of the common shares of the Company, (currently
2,187,000  shares)  outstanding from time to time, are reserved for the issuance of stock  options  pursuant to the Stock Option  Plan.  Options may be issued to directors,  key personnel and consultants to the Company,  its  subsidiaries and affiliates.  The  holders  of  options  under all of the Stock  Option  Plan are responsible  for all personal  tax  consequences  relating to the  options.  The exercise  prices of the  options  are based on the fair  value of the  Company's common shares at the time of grant as determined by our board of directors.  The current  practice of our board of  directors is to grant  options with  exercise prices  that  equal  100% of the  closing  price  of our  common  shares  on the applicable date of grant. There are currently 2,100,000 options issued under the
Stock Option Plan.  As of June 8, 2007 a total of 1,600,000  stock  options have been exercised and a total of 500,000 stock options are outstanding.


The following table sets out stock option awards received by the Named Executive
Officers during the year ended December 31, 2006.


          Option grants of Oxford Investments Holdings Inc. during 2006


                                                                    Market Value
                    Securities                                      of Underlying
                      Under     % of Total Option    Exercise        Options on
 Name                Options     Grants in Year       Price         Date of Grant   Expiration Date
 ----                -------     --------------       -----         -------------   ---------------

Michael Donaghy     800,000             38          $  0.15             NIL        November 16, 2016




     The following table shows, for each Named Executive Officer, the number of common shares acquired through the exercise of options of the Company during the year ended December 31, 2006, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2006. The value realized upon exercise is the difference between the market value of common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2006 is the difference between the exercise price of the options and the market value of the Company's common shares on December 31, 2006, which was $0.38 per share of the Company's common stock.


        Aggregate option exercises during 2006 and year end option values
                                                                                             Value of unexercised
                                                             Unexercised options at         in-the-money options at
                                                               December 31, 2006             December 31, 2006 (C$)
                                                               -----------------             ----------------------
                                          Aggregate
                             Securities     value
                             acquired at  realized
   Name                       exercise      ($)           Exerciseable   Unexerciseable    Exerciseable    Unexerciseable
   ----                       --------      ---           ------------   --------------    ------------    --------------

Michael Donaghy               800,000    $120,000.00        800,000                  0      $184,000.00                0


Employment Contracts

Each of the Named Executive Officers has entered into an employment contract (collectively, the "Employment Contracts") with the Corporation. These contracts encompass the compensation arrangements noted above.

The contract of Michael Donaghy provides for a base salary of US$125,000 per annum for a term of three (3) years commencing on the 1st day of July, 2004. Mr. Donaghy's contract has been renewed and terminates on the 30th day of June, 2010.

The Corporation may terminate any Employment Contract for "cause" or as desired with the payment of a lump sum calculated on the compensation and benefits payable pursuant to the Employment Contract for the greater of eighteen (18) months or the balance of the term of such Employment Contract.

No retirement plan has been established by the Corporation.

A registered pension plan has not been established by the Corporation.


                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of December 31, 2006, the Corporation owes $269,708.00 to Mr. Donaghy with respect to cash advances, consulting fees, unpaid wages, accrued car allowances, loans, and payments made by Mr. Donaghy to or on behalf of the Corporation for its benefit.

PARTICULARS OF MATTERS TO BE ACTED UPON

INCREASE IN NUMBER OF AUTHORIZED SHARES FOR ISSUANCE UNDER THE STOCK OPTION PLAN

The Board of Directors of the Corporation has adopted a Non-Qualified Stock Option Plan (the "Stock Option Plan"). A total of up to ten percent (10%) of the outstanding common shares of the Company, (currently up to 2,187,000 shares) outstanding from time to time, are reserved for the issuance of stock options pursuant to the Stock Option Plan. The Corporation would like to increase the amount of shares available for issuance under the Stock Option Plan from 2,187,000 to 3,482,964, which represents ten percent (10%) of the outstanding common shares of the Company.

The Board of Directors is of the view that this level will provide it with the means to attract and retain highly qualified management and other personnel that are important to the success of the Corporation. Participants eligible to receive stock options under the Stock Option Plan are eligible directors, eligible members of management, eligible employees and eligible consultants to the Company, its subsidiaries and affiliates.

The aggregate number of options available for issuance to any one person shall not exceed 5% of the outstanding shares at the time of grant (including the shares that are subject to such option grant). The exercise price per share is determined from time to time by the Board but, in any event, shall not be lower than the closing price of the Corporation common shares on the day prior to the grant.

The shareholders of the Corporation will be asked to consider, and if thought fit to pass, an ordinary resolution approving the increase of the number of shares authorized for issuance under the Stock Option Plan. In the absence of instructions to the contrary, the enclosed proxy will be voted for the increase of the number of shares authorized for issuance under the Stock Option Plan.


                             APPOINTMENT OF AUDITORS

The Directors propose to nominate, Danziger & Hochman, Chartered Accountants, of Toronto, Ontario as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders.

In the past, the Directors have negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The Directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

It is intended that on any ballot that may be called relating to the appointment of auditors and the fixing of their remuneration, the Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Danziger & Hochman as auditors of the Corporation and in favour of authorizing the Director to fix the remuneration of the auditors, unless a shareholder specifies in their proxy that their Shares are to be withheld from voting in the appointment of auditors and the fixing of their remuneration.


                             ADDITIONAL INFORMATION

Copies of the most recent financial statements will be mailed to any person upon request addressed in writing to the President and Chief Executive Officer of the Corporation, 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3, or faxed to any person upon request faxed to 416-510-2451. Such copies will be sent to any shareholder without charge.

The financial statements may also be downloaded from the Company web site's Financial Statements section at http://www.oxfordsoftwaredevelopers.com/investor/financials.html.


                                   CERTIFICATE

The contents and the distribution of this circular have been approved by the Directors.

DATED the 17th day of September, 2007.

                                           BY ORDER OF THE BOARD OF DIRECTORS of
                                           OXFORD INVESTMENTS HOLDINGS INC.




                                                    /s/ MICHAEL DONAGHY
                                                    -------------------
                                                        MICHAEL DONAGHY
                                                        Chairman

                        OXFORD INVESTMENTS HOLDINGS INC.

                                  INSTRUCTIONS

This form of proxy is being provided to you for use in connection with the annual meeting (the "Meeting") of the shareholders of Oxford Investments Holdings Inc. (the "Corporation") at the offices of the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3, on Friday, the 16th day of November, 2007, at 11:00 a.m. or at any adjournment or adjournments thereof.

Please complete, date and sign this form of proxy and return it by mail to the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3, or by fax to (416) 510-2451, so that it is received before 5:00 p.m. (Toronto time) on Wednesday, November 14, 2007. In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. If you are planning to attend the Meeting to vote in person, please bring this proxy as it will assist in your registration.

                                      PROXY

The undersigned shareholder of the Corporation hereby appoints MICHAEL DONAGHY or, failing him, THOMAS SHEPPARD (or instead of either of them ), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, upon the following maters:

                    1. FOR or WITHHOLD FROM VOTING or, if no specification is made, FOR, to receive the financial statements of the Corporation for the year ended December 31, 2006, together with the report of the auditors thereon;

                    2. FOR or WITHHOLD FROM VOTING or, if no specification is made, FOR, to elect members of the board of directors of the Corporation;

                    3. FOR or WITHHOLD FROM VOTING or, if no specification is made, FOR, to appoint auditors and authorize the board of directors of the Corporation to fix the remuneration of the auditors;

                    4. FOR or WITHHOLD FROM VOTING or, if no specification is made, FOR, to authorize an increase in the number of shares authorized for issuance under the stock option plan; and

                    5. FOR or WITHHOLD FROM VOTING or, if no specification is made, FOR, to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

                         DATED this ______ day of ______________________, 2007.

                         _____________________________________________________
                         Signature of Shareholder

                         NOTES:

                    (1) If this proxy is completed and submitted in favour of the persons designated in the printed portion above, the proxyholder will vote in favour of the resolutions described in the above items on any ballot that may be called in respect of the same unless the proxy otherwise specifies, in which case the specified instructions will be followed.

                    (2) This proxy should be completed, signed and dated by holders of shares. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by management.

                    (3) If you wish to appoint some other person (who need not be a shareholder) to represent you at the Meeting you may do so either by inserting such person's name in the blank space provided above when completing this proxy or by completing another form of proxy.

                    (4) Please see the management information circular which accompanies and forms part of the Notice of Meeting for a full explanation of the rights of shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.